UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Enphase Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29355A 10 7

(CUSIP Number)

JAMESON MCJUNKIN MADRONE CAPITAL 3000 SAND HILL ROAD, BUILDING 1, SUITE 150 MENLO PARK, CALIFORNIA 94025 TELEPHONE: (650) 854-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on April 4, 2012 as described in Item 3 below.

2.

CUSIP No. 29355A 10 7	13D

1.	Name of Reporting Persons Madrone Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,374,398 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,374,398 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,398 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.9% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Madrone Partners, L.P. (“Madrone”) and Madrone Capital Partners, LLC (“MCP,” together with Madrone, collectively, the “Madrone Entities”) and Jameson McJunkin (“McJunkin,” together with the Madrone Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	McJunkin serves as a Manager of MCP, which serves as the general partner of Madrone. MCP holds no securities of the Issuer directly. McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(3)	This percentage is calculated based upon 30,414,691 shares of the Issuer’s Common Stock (as of March 1, 2012) outstanding as set forth in the Issuer’s most recent Form 424B4, filed with the Securities and Exchange Commission on March 30, 2012.

3.

CUSIP No. 29355A 10 7	13D

1.	Name of Reporting Persons Madrone Capital Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,374,398 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,374,398 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,398 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	McJunkin serves as a Manager of MCP, which serves as the general partner of Madrone. MCP holds no securities of the Issuer directly. McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(3)	This percentage is calculated based upon 30,414,691 shares of the Issuer’s Common Stock (as of March 1, 2012) outstanding as set forth in the Issuer’s most recent Form 424B4, filed with the Securities and Exchange Commission on March 30, 2012.

4.

CUSIP No. 189464 10 0	13D

1.	Name of Reporting Persons Jameson McJunkin
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,374,398 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,374,398 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,398 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	McJunkin serves as a Manager of MCP, which serves as the general partner of Madrone. MCP holds no securities of the Issuer directly. McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(3)	This percentage is calculated based upon 30,414,691 shares of the Issuer’s Common Stock (as of March 1, 2012) outstanding as set forth in the Issuer’s most recent Form 424B4, filed with the Securities and Exchange Commission on March 30, 2012.

5.

Item 1. Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.00001 per share (“Common Stock”) of Enphase Energy, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 201 1st Street, Suite 100, Petaluma, CA 94952.

Item 2.	Identity and Background

(a) The persons and entities filing this statement are Madrone Capital Partners, L.P. (“Madrone”) and Madrone Capital Partners, L.L.C. (“Madrone Capital,” together with Madrone, collectively, the “Madrone Entities”) and Jameson McJunkin (“McJunkin,” together with the Madrone Entities, the “Reporting Persons”).

(b) The address of the principal place of business of each of the Reporting Persons is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, CA 94025.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Listed Persons are United States citizens and each of the Madrone Entities is a Delaware limited partnership or limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Madrone Capital (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

On March 29, 2012, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-174925) in connection with its initial public offering of 8,969,697 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on April 4, 2012, and at such closing Madrone purchased 763,889 shares of Common Stock of the Issuer at the IPO price of $6.00 per share. In addition, immediately prior to the closing of the IPO, (i) the outstanding principal and accrued and unpaid interest on certain convertible promissory notes held by Madrone converted into 446,563 shares of Common Stock of the Issuer at the IPO price of $6.00 per share and (ii) shares of preferred stock held by Madrone converted into 3,866,444 shares of Common Stock of the Issuer. These convertible promissory notes and shares of preferred stock were purchased from the Issuer in a series of private transactions.

The funds used by the Madrone Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Madrone Entities.

Item 4.	Purpose of Transaction

The Madrone Entities agreed to purchase the Common Stock for investment purposes with the aim of increasing the value of their investments and the Issuer.

McJunkin is a member of the Board of Directors of the Issuer and also serves as a Manager of Madrone Capital, which serves as the general partner of Madrone.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the

6.

reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)

Madrone	4,374,398	0	4,374,398	0	4,374,398	4,374,398	12.9%

Madrone Capital (1)	0	0	4,374,398	0	4,374,398	4,374,398	12.9%

McJunkin (1)	0	0	4,374,398	0	4,374,398	4,374,398	12.9%

(1)	McJunkin serves as a Manager of Madrone Capital, which serves as the general partner of Madrone. Madrone Capital holds no securities of the Issuer directly. McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(2)	This percentage is calculated based upon 30,414,691 shares of the Issuer’s Common Stock (as of March 1, 2012) outstanding as set forth in the Issuer’s most recent Form 424B4, filed with the Securities and Exchange Commission on March 30, 2012.

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

The Madrone Entities and other stockholders of the Issuer have entered into an Amended and Restated Investors Rights Agreement dated March 15, 2010 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

The holders of approximately 30,013,442 shares of the Issuer’s common stock will be entitled to certain demand registration rights. At any time after six months following completion of the IPO, the holders of at least a majority of these shares have the right to request that the Issuer file up to two registration statements. The Issuer may postpone the filing of a registration statement for up to 90 days if it determines that the filing would be seriously detrimental to the Issuer and their stockholders, and the underwriters of an underwritten offering will have the right, subject to certain restrictions, to limit the number of shares registered by these holders for reasons relating to the marketing of the shares.

7.

Form S-3 Registration Rights

The holders of approximately 30,013,442 shares of the Issuer’s common stock will be entitled to certain Form S-3 registration rights. At any time after the Issuer is eligible to file a registration statement on Form S-3, holders of at least 25% of these shares have the right to request that the Issuer effect a registration on Form S-3 if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000. The Issuer will not be required to effect such a registration if the Issuer has effected one such registration within the 24-month period preceding a request and the Issuer may postpone the filing of a registration statement on Form S-3 for up to 90 days if the Issuer determines that the filing would be seriously detrimental to the Issuer and their stockholders. The underwriters of any underwritten offering will have the right, subject to certain restrictions, to limit the number of shares registered by these holders for reasons relating to the marketing of the shares.

Piggyback Registration Rights

If the Issuer proposes to register any of its securities for public sale, the holders of approximately 30,013,442 shares of the Issuer’s common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration. However, this right does not apply to a registration relating to any of the Issuer’s employee benefit plans, the exchange of securities in certain corporate reorganizations or certain other transactions or the issuance of common stock upon conversion of debt securities, the offer and sale of which are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders for reasons relating to the marketing of the shares, but not below 30% of the total number of shares included in the registration statement.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all expenses incurred by holders of shares registered in connection with up to two demand registrations and all piggyback and Form S-3 registrations except, in each case, for fees and expenses of legal counsel in excess of $50,000, underwriting discounts, selling commissions and transfer taxes. However, subject to limited exceptions, the Issuer will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders or if the net proceeds requirement of a demand registration is not met.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

The registration rights described herein will terminate on the earlier of: (i) five years after the closing of the IPO and (ii) with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

Lock-up Agreements

The Madrone Entities and Mr. McJunkin, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s common stock, have entered into letter agreements (the “Lock-up Agreements”), whereby they have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of the Issuer’s common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing for a period of 180 days from March 29, 2012, except with the prior written consent of Morgan Stanley & Co. LLC.

8.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period the Issuer issues an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.

Other than as described in this Schedule 13D, to the best of the Madrone Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Enphase Energy, Inc. Amended and Restated Investor Rights Agreement, dated as of March 15, 2010, between Enphase Energy, Inc., certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-174925, filed on March 29, 2012).

C.	Form of Lockup Agreement.

D.	Form of Lockup Agreement Extension

9.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2012

MADRONE PARTNERS, L.P.
By its General Partner, Madrone Capital Partners, LLC

By:	/s/ Jameson McJunkin
Jameson McJunkin
Manager

MADRONE CAPITAL PARTNERS, LLC

By:	/s/ Jameson McJunkin
Jameson McJunkin
Manager

/s/ Jameson McJunkin
Jameson McJunkin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

10.

SCHEDULE I

Managers:

Jameson McJunkin

c/o Madrone Capital Partners

3000 Sand Hill Road, Building 1, Suite 150

Menlo Park, California 94025

Principal Occupation:

Manager of Madrone Capital, which serves as the general partner of Madrone

Citizenship:

United States of America

Greg Penner

c/o Madrone Capital Partners

3000 Sand Hill Road, Building 1, Suite 150

Menlo Park, California 94025

Principal Occupation:

Manager of Madrone Capital, which serves as the general partner of Madrone

Citizenship:

United States of America

Thomas Patterson

c/o Madrone Capital Partners

3000 Sand Hill Road, Building 1, Suite 150

Menlo Park, California 94025

Principal Occupation:

Manager of Madrone Capital, which serves as the general partner of Madrone

Citizenship:

United States of America

11.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

B.	Enphase Energy, Inc. Amended and Restated Investor Rights Agreement, dated as of March 15, 2010, between Enphase Energy, Inc., certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-174925, filed on March 29, 2012).

C.	Form of Lockup Agreement.

D.	Form of Lockup Agreement Extension.

12.